SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5

                                       TO

                                      FORM

                                     N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                         Pursuant to Section 8(b) of the

                         Investment Company Act of 1940

                             PRUDENTIAL UNIT TRUSTS

                           (Prudential Equity Trust Series 1
                             and any other series of

                              Prudential Unit Trusts)
                                and any series of

                              NATIONAL EQUITY TRUST

                         (Name of Unit Investment Trust)

                         ------------------------------
                     Not the issuer of periodic payment plan
                                 certificates.

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I.       ORGANIZATION AND GENERAL INFORMATION

     2. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each depositor of the Trust.

Prudential Investment Management Services LLC   Internal Revenue Service
100 Mulberry Street                             Employer Identification
Gateway Center Three                            Number
Newark, New Jersey 07102

     3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class of series of securities each custodian or trustee is acting.

THE CHASE MANHATTAN BANK
270 PARK AVENUE
NEW YORK, NEW YORK 10017

 unit investment trust at:
 4 NEW YORK PLAZA
 NEW YORK, NEW YORK 10004
 The Internal Revenue Service Employer Identification Number for THE CHASE MANHATTAN BANK: 13-2633612

THE BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK  10286

unit investment trust office at:
101 BARCLAY STREET
NEW YORK, NEW YORK  10286

The Internal Revenue Service Employer  Identification Number for THE BANK OF NEW
YORK: 13-4941102

The trustee of each series of securities is noted in the prospectus for each such series.

4.   Furnish name and principal  business  address and Zip Code and the Internal
     Revenue   Service   Employer   Identification   Number  of  each  principal
     underwriter currently distributing securities of the trust.

It is expected that Prudential Securities Incorporated,
100 Mulberry Street, Gateway Center Three, Newark, New Jersey 07102, will be the principal underwriter for distribution of the securities of the Trust.

The Internal Revenue Service Employer Identification Number of Prudential Securities Incorporated is 22-2347336.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                              As at June 30, 2001

Name and principal business address                     Nature of business

A.  PIFM Holdco, Inc.                                   Holding Company
    100 Mulberry Street
    Gateway Center Three
    Newark, New Jersey 07101
    (100% owner of Prudential Investment
    Management Services LLC)

B.  Prudential Asset Management                         Holding Company
    Holding Company
    Prudential Plaza
    Newark, New Jersey 07101
    (100% owner of PIFM Holdco, Inc.)

C.  The Prudential Insurance                            Mutual Insurance
    Company of America                                  Company
    Prudential Plaza
    Newark, New Jersey 07101
    (100% owner of Prudential Asset
    Management Holding Company)

IX.      EXHIBITS

         **Exhibit A(1)

Trust Indenture and Agreement and related Reference Trust Agreement among Prudential Investment Management Services LLC, Sponsor, the Trustee, and the Portfolio Supervisor.

         *Exhibit 99.A(6)(a)

Limited  Liability  Company  Agreement  for  Prudential   Investment  Management
Services LLC.

         *Exhibit 99.A(6)(b)

By-Laws of Prudential Investment Management Services LLC.

         *Exhibit 99.A(11)

Unit Investment Trust - Code of Ethics of Prudential Investment Management Services LLC .

         ***Exhibit D

Copy of Registration Statement on Form S-6.

         *Exhibit 99.E

Information as to Officers and Directors of Prudential Investment Management Services LLC.

         *Exhibit 99.F

                  Affiliations of Sponsor with other investment companies.

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*    Filed herewith.

** Incorporated by reference to Item B in "Part II -- Additional Information Not Required in Prospectus" of Exhibit D hereto, including exhibits thereto.

*** Incorporated by reference to Registration Statement on Form S-6 under Securities Act of 1933 of the designated series of PRUDENTIAL UNIT TRUSTS or NATIONAL EQUITY TRUST, respectively.

                                    SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this Amendment to the Registration Statement to be duly signed on behalf of the registrant in The City of New York and State of New York on the 29th day of June, 2001.

                                    PRUDENTIAL UNIT TRUSTS
                                            (Prudential  Equity  Trust  Series 1
                                            and any other  series of  Prudential
                                            Unit   Trusts)  and  any  series  of
                                            NATIONAL EQUITY TRUST) (Registrant)

                             By:  PRUDENTIAL INVESTMENT MANAGEMENT
                                         SERVICES LLC
                                         (Sponsor/Depositor)

                                    By:  PIFM HOLDCO, INC.
                                         (its Manager)

                                    By:  Richard R. Hoffmann
                                         Richard R. Hoffmann
                                         Vice President and authorized signatory
                                         for PIFM Holdco, Inc.